UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41611

Hesai Group

9th Floor, Building L2-B

1588 Zhuguang Road, Qingpu District

Shanghai 201702

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒          Form 40-F     ☐

Exhibit Index

Exhibit 99.1	Press Release—Hesai Group Reports First Quarter 2023 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Louis T. Hsieh
Name	:	Louis T. Hsieh
Title	:	Global Chief Financial Officer

Date: May 24, 2023